

July 21, 2014

<u>Via E-mail</u>
George H. John
Chief Executive Officer
Rocket Fuel Inc.
1900 Seaport Boulevard
Pacific Shores Center
Redwood City, CA 94063

      Re: **Rocket Fuel Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2013
               Filed February 28, 2014
               File No. 001-36071

Dear Mr. John:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Stephen Krikorian

                        Stephen Krikorian
                        Accounting Branch Chief